Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

110 Yonge Street, Suite 1601

Toronto, Ontario M5C 1T4

Item 2	Date of Material Change

July 24, 2024.

Item 3	News Release

The press release attached as Schedule “A” was released on July 24, 2024 by a newswire company in Canada.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Ben Gagnon

Chief Executive Officer

Bitfarms Ltd.

bgagnon@bitfarms.com

Item 9	Date of Report

July 24, 2024.

Schedule “A”

Bitfarms Issues Statement Regarding Decision by Capital Markets
Tribunal of the Ontario Securities Commission

- Announces Adoption of New Shareholder Rights Plan -

- Reiterates Commitment to Maximize Value for All Shareholders -

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated March 8, 2024, to its short form base shelf prospectus dated November 10, 2023.

Toronto, Ontario and Brossard, Québec (July 24, 2024) - Bitfarms Ltd. (Nasdaq/TSX: BITF) (“Bitfarms” or the “Company”), a global vertically integrated Bitcoin data center company, today issued the following statement in response to a decision by the Capital Markets Tribunal of the Ontario Securities Commission (the “Tribunal”) to cease trade the Company’s shareholder rights plan (the “Rights Plan”). The Tribunal announced its decision following hearings on July 22 and July 23, 2024.

The Company also announced that its Board of Directors (the “Board”), following a unanimous recommendation of its independent Special Committee, has unanimously approved the adoption of a new shareholder rights plan (the “New Rights Plan”) pursuant to a shareholder rights plan agreement entered into with TSX Trust Company, as rights agent, dated July 24, 2024 (the “Effective Date”).

“The Tribunal has decided to cease trade Bitfarms’ Rights Plan, which effectively terminates the Rights Plan. The Rights Plan was put in place to preserve the integrity of the independent Special Committee’s strategic alternatives review process in light of attempts by Riot to opportunistically acquire the Company,” said Brian Howlett, Lead Director of the Bitfarms Board. “In light of this decision, the Bitfarms Board has adopted the New Rights Plan to ensure the interests of all shareholders are protected. The Board and the Special Committee remain committed to maximizing value and seeking to achieve the best outcome for the Company and its shareholders.”

The New Rights Plan has been adopted to ensure, to the extent possible, that all shareholders of the Company are treated fairly and equally in connection with any unsolicited take-over bid or other acquisition of control of the Company, including the protection against “creeping bids”, which involve the accumulation of 20% or more of the Company’s common shares through purchases exempt from applicable Canadian take-over bid rules.

The New Rights Plan is not being adopted in response to any specific proposal to acquire control of the Company, and the Board is not aware of any pending or threatened take-over bid for the Company. However, the Board is aware that Riot Platforms, Inc. (“Riot”) is seeking to replace three directors on the Bitfarms Board at the Company’s hybrid special meeting of shareholders (the “Meeting”) on October 29, 2024. The New Rights Plan allows Riot to proceed with its nominations and solicit proxies in respect of the Meeting.

At the close of business on August 6, 2024 (the “Record Time”), one right (a “Right”) will be issued and attached to each common share outstanding at that time. A Right will also be attached to each common share issued after the Record Time. The issuance of the Rights will not change the manner in which shareholders trade their common shares. Subject to the terms of the New Rights Plan, the Rights issued under the New Rights Plan become exercisable if a person (the “Acquiring Person”), together with certain related persons (including persons “acting jointly or in concert” as defined in the New Rights Plan), acquires or announces its intention to acquire 20% or more of the common shares without complying with the “Permitted Bid” provisions of the New Rights Plan. Following a transaction that results in a person becoming an Acquiring Person, the Rights entitle the holder thereof to purchase common shares at a significant discount to the market price.

Under the New Rights Plan, a “Permitted Bid” is a take-over bid made in compliance with the Canadian take-over bid regime. Specifically, a Permitted Bid is a take-over bid that is made to all shareholders, that is open for 105 days (or such shorter period as is permitted under the Canadian take-over bid regime) and that contains certain conditions, including that no common shares will be taken up and paid for unless more than 50% of the common shares that are held by independent shareholders are tendered to the take-over bid.

While the New Rights Plan is effective as of the Effective Date, it is subject to shareholder ratification within six months of its adoption, failing which it will terminate. The Board intends to recommend the ratification of the New Rights Plan for approval by its shareholders at the Meeting. If ratified by shareholders, the New Rights Plan will have an initial term of three years. If the New Rights Plan is not ratified by the Company’s shareholders at the Meeting, the New Rights Plan and all Rights issued thereunder will terminate and cease to be effective at that time.

Adoption of the New Rights Plan is subject to the acceptance of the Toronto Stock Exchange (the “TSX”). The TSX may notify the Company that it will defer its consideration of the acceptance of the New Rights Plan until such time as it is satisfied that the appropriate securities commission will not intervene pursuant to National Policy 62-202 Take-Over Bids – Defensive Tactics. Pursuant to TSX policies, the TSX normally defers acceptance of shareholder rights plans adopted in response to a specific or anticipated take-over bid. However, as noted earlier, the Board is not aware of any pending or threatened take-over bid for the Company. A deferral of acceptance of the New Rights Plan by the TSX will not affect the adoption or operation of the New Rights Plan, which will remain operative and effective for a minimum of six months from the Effective Date, unless shareholder ratification is not obtained at the Meeting or earlier terminated.

The description of the New Rights Plan in this press release is qualified in its entirety by the full text of the New Rights Plan, which will be available under the Company’s profile on SEDAR+ at www.sedarplus.ca or at www.sec.gov.

Advisors

Moelis & Company LLC is serving as financial advisor to Bitfarms. Skadden, Arps, Slate, Meagher & Flom LLP, Peterson McVicar LLP and McMillan LLP are acting as legal advisors. Innisfree M&A Incorporated and Laurel Hill Advisory Group are acting as strategic advisors and proxy solicitation agents.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global Bitcoin data center company that contributes its computational power to one or more mining pools from which it receives payment in Bitcoin. Bitfarms develops, owns, and operates vertically integrated data centers with in-house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms currently has 12 operational data centers and two under development situated in four countries: Canada, the United States, Paraguay, and Argentina. Powered predominantly by environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

www.bitfarms.com
https://www.facebook.com/bitfarms/
https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding the maximization or enhancement of shareholder value, the issuance of Rights at the Record Time pursuant to the New Rights Plan, the Board’s intention to recommend the ratification of the New Rights Plan for approval by its shareholders at the Meeting, the TSX’s possible deferral of its consideration of the acceptance of the New Rights Plan and the operation and termination of the New Rights Plan is forward-looking information. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “prospects”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: the construction and operation of the Company’s facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the power purchase agreements and economics thereof may not be as advantageous as expected; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company’s electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the potential adverse impact on the Company’s profitability; the ability to complete current and future financings; the impact of the restatement on the price of the Company’s common shares, financial condition and results of operations; the risk that a material weakness in internal control over financial reporting could result in a misstatement of the Company’s financial position that may lead to a material misstatement of the annual or interim consolidated financial statements if not prevented or detected on a timely basis; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; and the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.sedarplus.ca (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including the MD&A for the year-ended December 31, 2023, filed on March 7, 2024, and the MD&A for three-month period ended March 31, 2024, filed on May 15, 2024. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended, including factors that are currently unknown to or deemed immaterial by the Company. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Contacts

Investor Relations:

Bitfarms

Tracy Krumme

SVP, Head of IR & Corp. Comms.

+1 786-671-5638

tkrumme@bitfarms.com

Innisfree M&A Incorporated

Gabrielle Wolf / Scott Winter

+1-212-750-5833

Laurel Hill Advisory Group

1-877-452-7184

416-304-0211

assistance@laurelhill.com

Media Contacts:

U.S.: Joele Frank, Wilkinson Brimmer Katcher

Dan Katcher or Joseph Sala

+1 212-355-4449

Québec: Tact

Louis-Martin Leclerc

+1 418-693-2425

lmleclerc@tactconseil.ca

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